COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233



Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

COCA-COLA AMATIL REAFFIRMS FULL YEAR NET PROFIT OUTLOOK AT ANNUAL GENERAL MEETING

Sydney, 1 May 2003: Coca-Cola Amatil (CCA) advises that the attached addresses were made at its Annual General Meeting today by the Chairman, Mr David Gonski, and the Managing Director, Mr Terry Davis.

Mr Davis reviewed the 2002 performance and gave an update on CCA's current trading conditions. He reported that CCA's first half 2003 net profit is expected to grow by 10% to 15% versus the prior comparable period. Strong EBIT performances in Australia and New Zealand are expected to offset weakness in South Korea and Indonesia.

With four months of the year completed, CCA is confident that the three-year annual earnings targets (established in December 2001) of 10% to 15% net profit growth and 12% to 15% earnings per share growth remain achievable for the full year 2003.

CCA also provided an update by region, as follows:

Australia: The business recorded double digit EBIT growth and a strong improvement in EBIT margins for the first four months of the year. The strong result was due to solid volume growth, higher revenue per case, lower cost of raw materials and further reductions in operating costs.

Oceania: Led by New Zealand, the region continues to outperform with excellent volume, revenue and EBIT growth. New Zealand has benefited from strong core brand sales and the Rio Beverages acquisition in November 2002.

South Korea: Volume in first half 2003 is now expected to be below prior year due to the decline in consumer confidence and the one-time adverse impact on volume from a change by CCA to its trading terms in the wholesale channel. Consequently, on a local currency basis, EBIT for the first half is expected to be below the prior comparable period. However, as a consequence of the recent initiatives CCA continues to expect double-digit EBIT growth for the second half of 2003, with full year EBIT ahead of 2002. These initiatives include lower employee numbers due to an additional early retirement plan, introduction of new products (including Cherry Coke), lower raw material costs, and lower indirect expenses.

Indonesia: As expected, volume for the first half will be below prior comparable period, following the double digit price increase in January 2003.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA
CCA
AMATIL

ADDRESS

by

MR DAVID GONSKI, CHAIRMAN

to

ANNUAL GENERAL MEETING OF COCA-COLA AMATIL LTD

1 MAY 2003

CITY RECITAL HALL

SYDNEY, AUSTRALIA

* Please check on delivery

Board of Directors

Ladies and Gentlemen, I am pleased to stand before you again and report another excellent year for Coca-Cola Amatil.

Before I start the formal proceedings, I would like to introduce my fellow directors.

Commencing from my far left is James Chestnut. As the President, Pacific Rim, of The Coca-Cola Company, James offers CCA his experience of 30 years in international soft drink markets and in particular the Coca-Cola system and we are very pleased to have his valuable insights.

On James' right is Wal King. Wal has worked in the construction industry for 35 years and since 1987 has been Chief Executive Officer of Leighton Holdings. He brings to the Board a wealth of knowledge and business acumen as a world class manager and he also has enormous experience in doing business in Asia where Leighton has substantial operations.

On Wal's right is Jillian Broadbent. She has a background in the banking industry and brings enormous expertise in finance and risk management to the Board. Jillian is Chairperson of our Audit, Risk & Compliance Committee.

Next is our company secretary, David Wylie.

On David's right is Terry Davis our Managing Director. Since joining CCA in November 2001, Terry has displayed great vision and strong leadership skills and your Board has enormous confidence that you will continue to see tangible benefits from his appointment.

On his right is Mike Ihlein. Mike has held many senior finance positions in his 25 years with CCA and gained significant operating experience in Europe before his appointment in 1997 as CCA's Chief Financial Officer.

Next is Henry Schimberg, the other nominee of The Coca-Cola Company on the Board.

Having had a 41-year career in the soft drink industry, Henry brings invaluable experience in the non-alcoholic ready-to-drink beverage market, internationally, to the Board.

On Henry's right is Mel Ward. Mel was the Managing Director of Telecom Australia, at the time one of Australia's largest businesses, before retiring in 1992 to become a Company Director. Mel, who has had a 42-year career in business, is Chairman of our Compensation Committee.

As your Chairman for the last two years I have sought to represent the interests of all shareholders and have initiated many corporate governance improvements. My background is that of solicitor turned corporate adviser.

2002 Results

As I have already stated, Coca-Cola Amatil had an excellent year in 2002. Net profit for the ongoing business, before significant items, was $205.5 million representing a growth of 20.1% from the previous year and an increase in return on capital employed of 1.2 percentage points to 8.8 percent.

Of significance is the continued strong free cash flow the business is generating. In 2002 free cash flow of $318.5 million, a 77% improvement over 2001, arose from improved trading and lower capital spending. In addition to the $318.5 million of free cash flow, CCA also generated $222.4 million of net cash from significant items. These strong cash flows were principally used to repay debt in 2002 with net debt to book equity falling by 16.6 percentage points to 46% at year end.

Reflecting CCA's expectation of continued strong earnings growth, the Board increased the final 2002 dividend to 10.5 cents, resulting in 2002 dividends per share of 18.5 cents, up 32.1% from 2001. The final 2002 dividend was an increase of 50% over 2001. We have also announced an intention that future dividends will be declared based on a payout ratio of 60 to 70 percent of net profit. This dividend

policy is not expected to impact on CCA's ability to pursue acquisition opportunities as they arise.

Management & Strategy

The Board is delighted with the progress that Terry Davis and his management team have made during 2002. The 20% increase in net profit for 2002 is a direct reflection of management's actions in delivering on our commitment to increase shareholder returns.

On behalf of the Board, I would like to thank CCA's more than 16,000 staff for the commitment and enthusiasm that they have displayed during 2002. Without that dedication we would not be standing here today delivering these excellent results.

To continue to increase shareholder returns CCA's number one strategic priority is to become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

Terry will provide more detail in his presentation of how this strategic priority is being actioned.

Corporate Governance

Corporate Governance continues to be a topic of much interest to shareholders, regulators and other stakeholders. You will be aware of the ASX Corporate Governance Council's recently issued guidelines "Principles of good corporate governance and best practice recommendations". I would like to assure shareholders that your Board already operates in the spirit of those recommendations and complies with most of the major recommendations.

CCA has made significant improvements to its governance practices. For example, the changes to the Audit, Risk & Compliance Committee, its new charter and the auditor independence charter are all policies and procedures that we believe exceed the recommendations of the ASX Corporate Governance Council.

In accordance with the Council's guidelines, CCA will create a nominations committee comprising the four independent directors. This committee will be responsible for reviewing board succession plans, evaluating board performance and recommending on the appointment and removal of directors.

The guidelines also suggest a majority of the board should be independent directors. Today, your Board has 4 independent directors, Jillian Broadbent, Mel Ward, Wal King and myself, 2 executive directors and 2 directors nominated by The Coca-Cola Company. As Chairman, and an independent director, I have the casting vote in the event of a tied vote of directors and as a consequence the independent directors have a majority vote at board level.

CCA is in the process of reviewing all the recommendations of the ASX Corporate Governance Council and we will keep shareholders informed through CCA's website. We will, of course, formally report on practices and procedures in the 2003 Annual Report.

Equally as important as establishing the right policies and procedures, it is critical that the Board is effective and efficient, with each of its members utilising their abilities and experience for the benefit of the company. CCA's current Directors have that appropriate mix of abilities and experience. The Board I believe is operating well but through the new nominations committee and its processes we will continue to monitor the Board's performance to ensure that it serves the interests of all shareholders in the future.

In other governance matters...from 2003 onwards, the Board has determined not to issue further options to executives and will replace the existing executive option plan, which does not have any performance hurdles, with a Long Term Incentive Share Plan incorporating an appropriate total shareholder return hurdle. The details of that plan are set out in the Notice of Meeting, under resolution 3.

The Board plans to introduce the following new arrangements in respect of the remuneration of non-executive Directors from 2003 onwards.

The current arrangements for payment of retirement allowances to non-executive Directors by the Company have been terminated as at 31 December 2002. Each non-executive Director who has an accrued entitlement as at 31 December 2002 will have that entitlement fixed at that date and will be paid that amount when the non-executive Director ceases to be a Director of the Company. Recognising that the entitlement has been fixed but will not be received until retirement from the Board, this entitlement will be indexed against the movement in Average Weekly Ordinary Time Earnings between 1 January 2003 and the date of payment of the entitlement to the non-executive Director.

As a consequence of the termination of the current retirement allowance arrangements, the Board intends to increase the base fee paid to non-executive directors to $100,000 per annum and the Chairman's fee to $300,000 per annum. Reflecting the greater workload for the Audit Risk & Compliance Committee the chairperson's fee has been increased by $2,500 per annum and the member fee by $3,000 per annum. These increases will still leave the aggregate remuneration paid to all non-executive Directors below the currently approved limit of $1,000,000 per annum.

To the extent required by law, contributions under the Superannuation Guarantee legislation will continue to be made on behalf of the non-executive Directors.

and finally, with effect from 1 July 2003 the fees payable to non-executive Directors will no longer be payable solely in cash. The Board intends to establish a non-executive Directors Share Plan and the non-executive Directors will receive a minimum of 25% of their fixed remuneration in the form of CCA ordinary shares. All shares will be acquired and held on behalf of the non-executive Directors by a trustee in accordance with the rules of the plan.

The Board has taken detailed advice on these new arrangements from external remuneration consultants and believes that they are consistent with best practice in corporate governance. These new arrangements will result in total emoluments for directors in 2003 being no more than the total emoluments in 2002.

Executive termination payments have also received considerable comment in recent times. CCA has four executives on service agreements, including your Managing Director, Terry Davis. These agreements have varying periods of duration and terms. The contingent liability note in the Annual Report details an $11.3 million liability for termination payments, which represents an estimate of the total amounts payable under those four service agreements. We have not detailed these payments by executive as the exact termination paid to any individual will vary due to the circumstances surrounding the termination and is ultimately a matter of negotiation at the time.

Community

Turning to our involvement in each of the communities in which we operate. In each of our 6 countries, CCA is a local business tied to the local community through employees, customers, consumers, neighbours and governments.

CCA is aware of how important our relationships with local communities are, particularly given the current world and regional events. The annual report contains details of Coca-Cola Foundations' activities in Indonesia and Australia to encourage and develop young people. This short video gives you a better feel for the impact that these programs are having.

In addition to those activities, the Indonesian business recognises the need to strengthen the link between the local community and each of our 10 plants. They are running programs involving the provision of financial support in the areas of education, health, local special events, charity and social infrastructure.

One particularly exciting program, which will be trialed in Jakarta this year, is a program aimed at improving the quality of life for poor families who run their own business. Our local employees will do this through the provision of short-term business loans, mentoring and vocational training. The objective of the program is to help strengthen the sustainability and growth of those small businesses and, in the process, develop community solidarity and improve our business's relations with community leaders.

Conclusion

In conclusion, as I said earlier, whilst 2002 created a strong platform for growth, your Board and management recognise the need to continue to increase shareholder returns. CCA is becoming a broader based beverage company and the Board is mindful of maintaining the highest standards of corporate governance and business conduct.

Ladies and gentlemen, I now invite Terry Davis to speak to you about CCA's progress in growing and broadening its business in non-alcoholic ready-to-drink beverages.


COCA-COLA
CCA
AMATIL

ADDRESS

by

MR TERRY DAVIS, MANAGING DIRECTOR

to

ANNUAL GENERAL MEETING OF

COCA-COLA AMATIL LTD

1 May 2003

CITY RECITAL HALL

SYDNEY, AUSTRALIA

*** Please check on delivery**

Thank you Chairman.
Good morning fellow shareholders and thank you for attending today's meeting.

In the first 18 months of leading the CCA business I am very pleased with the progress that has been made in reshaping your company.

Given the difficult trading conditions in Indonesia, PNG and the beginnings of a slowdown in South Korea after the Soccer World Cup, the substantial improvement in 2002 is testimony to how the business has been re-energised.

The core business has been materially strengthened through new product innovation, our relationship with The Coca-Cola Company has further improved and the strong financial position of the company gives us confidence about our ability to continue to deliver increased shareholder returns. Our objective is to make Coca-Cola Amatil the pre-eminent beverage company in Australia.

It is already the leading and preferred supplier of carbonated beverages in each of our six markets,
but we firmly believe that in order to continue that momentum and develop and strengthen our relationship with key customers we must be more than that.

Simply put our Number 1 strategic priority is to become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

But before expanding on this direction I will provide an overview of the 2002 result.

Results - 2002

As you have heard from the Chairman, the results in 2002 delivered on our commitment to increase shareholder returns.

- In 2002 we materially reduced the cost of doing business by reducing expenses across the board.
- We generated strong revenue growth with over $200m less capital employed.
- We increased net profit by 20.1% and earnings per share increased by 17.8%, and

- We improved the average return on capital employed by 1.2 percentage points.

In fact, 2002 can be viewed in two halves… in the first half, we focused on reducing the cost of doing business. This resulted in:

- $238 million received from the sale of surplus properties in South Korea and from the sale of the PET manufacturing operations in Australia and New Zealand;
- annualised cost savings of $30 million were actioned, with over $10 million of these savings realised in the 2002 result;
- there was a 6% overall workforce reduction down, and
- we exited a number of unprofitable programs and products that did not generate adequate returns. This action to reduce low margin activities and focus on profitable revenue generation is essential to successfully expand our portfolio of non-carbonated beverages.

In the second half of 2002, product innovation, particularly Vanilla Coke and diet Coke with lemon in Australia and New Zealand, and strong marketing campaigns helped to increase revenue growth to 8% over the corresponding period in 2001.

Now, turning to the individual country performances.

Australia

In Australia, the business reported an EBIT of $317 million. This represented just under 10% growth and was achieved through the launch of new products, stronger cost control and continued focus on enhancement of key customer relationships.

The 6% improvement in revenue in 2002, was driven by strong growth in our water brands and the outstanding success of Vanilla Coke and diet Coke with lemon.

In fact, AC Nielsen research has identified that Vanilla Coke had one of the fastest acceptances of any consumer product ever launched in Australia.

And to give you some indication of how much the Australian business has changed, in 2001 CCA manufactured and supplied products in five beverage segments…today we

actively compete in 10. This broadening of our beverage portfolio, through both new products and acquisitions, is a key priority to grow our share of Australia's non-carbonated beverages from the 10% level recorded in 2002.

Oceania

High levels of innovation in the sales and marketing programs delivered an outstanding result in New Zealand for 2002. This market was the main contributor to the excellent 12% increase in revenue and 24% EBIT growth recorded by Oceania.

The acquisition of Rio Beverages in New Zealand, completed in November 2002, has given CCA access to a very strong juice brand as well as a number of other appealing non-carbonated beverages. Early integration of this business has been encouraging and will be a key focus in 2003.

South Korea

Now to South Korea...which recorded another outstanding result in 2002, with EBIT up 76%. This came from continued cost reduction initiatives, improved asset utilisation and of course further new product launches.

The substantial improvement in EBIT margins in South Korea, from 4.2% to 7.4%, came from a focus on profitable volume growth.

The second half unfortunately was impacted by a decline in consumer confidence after the Soccer World Cup, and this has continued into 2003.

Indonesia

In 2002, the Indonesian business experienced a difficult year due to low consumer confidence, resulting in an $18 million decline in full year EBIT to $21.4 million. As a consequence of the challenging economy, we focused on improving our pricing in order to establish a sustainable margin structure in the business. Revenue per case, in local currency terms, however increased by 17.1%.

Notwithstanding the current challenges, this business still has medium to long term potential. The per capita consumption in Indonesia is only 10 litres of non-alcoholic

ready-to-drink beverages per year principally in carbonated soft drinks, bottled water and ready-to-drink tea. We are the market leader in the carbonated segment but this will not be sufficient if we are to develop a stronger business in Indonesia.

The launch of 'Frestea' in June 2002 was CCA's first major initiative in the ready-to-drink tea segment and is progressively gaining consumer acceptance...it is already the No. 2 RTD Tea in Indonesia.

Corporate Strategy

Turning to a progress report on our strategy development for 2003.

Of course we need to continue to increase shareholder returns.

As I have said earlier, the number one priority for CCA is to become the supplier of choice for all customers for carbonated and non-carbonated beverages.

Customers and consumer tastes are changing rapidly and we are adapting to these changes by moving from being primarily a carbonated soft drink business to a broader-based beverage business.

However, with 80% of our revenues from the core brands of 'Coca-Cola', 'diet Coke', 'Sprite' and 'Fanta', these brands must continue to grow to enable us to achieve our goals. There will be further core brand extensions in 2003 and we will be utilising some highly innovative sales and marketing campaigns to leverage the Rugby World Cup in October and November. In fact, as you may have noticed on your arrival, the Rugby World Cup, is on display in the foyer.

Our core brands of diet Coke and Fanta will each have major package initiatives in this first half.

We have also materially increased our investment in cold drink coolers in Australia to take full advantage of the increased number of product offerings we are now able to bring to our 80,000 customers.

Despite growing an impressive 30% in 2002, non-carbonated products still only account for 11% of CCA's total volume.

To become a broader-based beverage company we need to rapidly grow our share of non-carbonated beverages in water, lifestyle beverages, juice and juice related drinks.

We also see some merit in the flavoured milk and drinking yoghurt categories.

Depending on the individual circumstances, this increased activity in non-carbonated brands will come from a combination of organic growth and acquisitions. Of the 18 new products launched in 2002 almost two-thirds were to broaden our existing beverage portfolio...compared to only five in 2001.

As you will be aware CCA has announced a takeover offer for Neverfail Springwater Limited, a leading Australian water business specialising in the home and office delivery market. The offer of $2.25 per Neverfail share values the business at $280 million, which we believe is value enhancing for CCA and Neverfail shareholders.

With water being one of the largest and fastest growing beverages in Australia, the acquisition would represent an important step in increasing our non-carbonated business. Neverfail will complement our existing packaged water business and doubles our annual water volume in Australia. Additionally, we will look to extend the "Neverfail" brands to CCA's retail customers particularly foodstores, convenience and petroleum outlets.

We have entered into discussions with The Coca-Cola Company for it to acquire the trademarks of Neverfail should CCA be successful in the acquisition. While discussions are yet to be finalised and are subject to TCCC Board approval, CCA expects TCCC's purchase price for the trademarks to be no more than $45 million.

CCA currently owns 14.99 percent of Neverfail, being the maximum ownership level permitted without FIRB approval. We expect the offer to close in mid June.

Strong Balance Sheet

Turning to the balance sheet.
The Company ended 2002 with a very strong balance sheet with a ratio of net debt to book equity nearly 17 percentage points lower at 46%. The lower gearing was achieved through strong free cash flow of $318 million from tighter capital management and the improved trading results. The capital spend to revenue ratio was 1.9 percentage points lower at 2.8%.

With over $3 billion of investments in bottler's agreements these are the largest asset on the balance sheet and reflect the long and ongoing relationship your Company has with The Coca-Cola Company.

We have sought to more fully explain that relationship in page 9 of this year's Annual Report. The carrying value of these assets is subject to rigorous assessment each year as is required under Australian Accounting Standards.

The primary method used in determining the recoverable amount is a 15-year discounted cash flow prepared using each individual country's cash flows and the weighted average cost of capital for each country.

As we have previously announced, on 27 February 2003, the Australian Taxation Office advised CCA that it intends issuing an amended assessment relating to a transaction that was part of the 1998 demerger of the European businesses. At this time, the amended assessment has not been received, however the ATO have confirmed that when the assessment is issued, the primary tax liability will amount to $49.2 million...to which would be added any interest and penalties.

CCA continues to believe that its tax treatment of the transaction is correct and if the amended assessment is issued, we will pursue all avenues of objection and appeal.

Financial Targets & Current Trading Environment

As it was in 2002, the priority for management in 2003 is to continue to focus on increasing total shareholder returns. In fact, the global Coca-Cola System is putting substantial resources into improving the returns made by CCA and other bottlers within the system. In the last 12 months, the level of co-operation with The Coca-

Cola Company and other bottlers has progressed enormously. Tangible gains have already been made in information technology, Procurement, and package and brand innovation. I would expect further gains to be made in 2003.

We firmly believe that The Coca-Cola Company remains committed to delivering on its stated position that its bottling partners must be able to reach and exceed their cost of capital.

Now to the current trading environment.
With the exception of Australia and New Zealand, which account for 60% of our revenues and over 75% of our EBIT, trading conditions in the first four months have generally been tougher.

In Australia, whilst our main competitor has been more price aggressive and we have responded appropriately, the Australian business has recorded double digit EBIT growth and a strong improvement in the EBIT margin for the first four months of the year. This strong result is due to solid volume growth, higher revenue per case, lower cost of raw materials and further reductions in operating costs.

Oceania, led by New Zealand, continues to outperform with excellent volume, revenue and EBIT growth. New Zealand has had strong core brand sales as well as benefiting from the Rio Beverages acquisition.

In South Korea, the decline in consumer confidence has continued and this has adversely impacted sales. In response to lower economic growth, the major hypermarkets are currently undertaking, at their own cost, heavy discounting on many products, including ours.

We have also implemented a new approach to the wholesale channel in South Korea to remove the historical practice of month-end trade load of inventory at higher discount levels. This reduction in wholesalers inventory levels is expected to result in improved overall pricing in the medium term, and better production and logistics workflow, but will have a one-off adverse volume impact in the first half.

Volume in the first half 2003 is now expected to be below prior year due to the decline in consumer confidence and the changes in the wholesale channel program. Consequently, on a local currency basis, we also expect EBIT in South Korea in the first half to be below the prior comparable period.

However, as a consequence of recent initiatives we continue to expect double-digit EBIT growth from South Korea in the second half of 2003, with full year EBIT ahead of 2002. These initiatives include lower employee numbers due to an early retirement plan, introduction of new products (including Cherry Coke), lower raw material costs, and lower indirect expenses.

Moving on to Indonesia....as we anticipated, the January 2003 double digit price increase has adversely impacted volume. We remain committed to improving the margin in that business, so that when economic conditions do improve we have a better structured business.

The strong EBIT performances in Australia and New Zealand is expected to offset the weakness in South Korea and Indonesia and we continue to expect that the first half 2003 net profit will grow by 10% to 15%. This is in line with our previous guidance for the full year.

In respect of the full year.
With only four months of the year completed, we remain confident that the programs and strategies that are in place can deliver on the 2003 annual earnings targets. As you would recall, these targets, established in December 2001, of 10% to 15% net profit growth and 12% to 15% earnings per share growth are a marked increase on historical performance.

Also, we expect capital spending to revenue ratio in 2003 to continue to be in the 5% to 6% range, with the major emphasis being on investment in revenue generating assets such as cold drink coolers.

Conclusion

In conclusion, 2002 was a year of driving costs out of the business and increasing innovation and creativity across the Company. The outstanding results in 2002 are a direct reflection of the level of urgency and commitment shown by all staff to improve shareholder returns.

The momentum established will also enable us to progressively become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

We do this with the knowledge that the global Coca-Cola system is being reinvigorated. Notwithstanding the challenges in front of us, many of which are outside of our control, we continue to be excited and confident about the many opportunities that are available to us within each of our markets.

Thank you. I will now hand back to the Chairman.